UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Equity Bancshares, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

29460X 109

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages.)

CUSIP No. 29460X 109

SCHEDULE 13G/A

1	Name of Reporting Person Brad S. Elliott
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 481,864 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 481,864 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 481,864 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 4.2% (2)
12	Type of Reporting Person IN

(1)	Consists of (i) 191,441 shares of Class A Common Stock held of record by Brad S. Elliott, (ii) 277,308 shares of Class A Common Stock issuable to Brad S. Elliott upon the exercise of outstanding stock options exercisable within 60 days of December 31, 2016, (iii) 3,500 shares of Class A Common Stock held of record by Brad S. Elliott’s individual retirement account and (iv) 9,615 shares of Class A Common Stock held of record by Equity Holdings, LLC of which Brad S. Elliott is the managing member.
(2)	Based on 11,123,205 shares of Class A Common Stock issued and outstanding as of January 31, 2017, as reported in the Company’s prospectus filed pursuant to Rule 424(b)(3) with the SEC on February 3, 2017, plus 277,308 shares of Class A Common Stock issuable to Brad S. Elliott upon the exercise of stock options by Brad S. Elliott.

Page 2 of 5 Pages

CUSIP No. 29460X 109

SCHEDULE 13G/A

Item 1.	(a)	Name of Issuer: Equity Bancshares, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 7701 E. Kellogg Drive, Suite 300 Wichita, KS 67207

Item 2.	(a)	Name of Person Filing: Brad S. Elliott

	(b)	Address of Principal Business Officer or, if none, Residence: c/o Equity Bancshares, Inc. 7701 E. Kellogg Drive, Suite 300 Wichita, KS 67207

	(c)	Citizenship: United States

	(d)	Title of Class of Securities: Class A Common Stock, par value $0.01 per share

	(e)	CUSIP Number: 29460X 109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.

Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)    Amount beneficially owned: 481,864 (1)

(b)    Percent of class: 4.2% (2)

(c)    Number of shares as to which the person has:

(i)     Sole power to vote or to direct the vote: 481,864 (1)

(ii)    Shared power to vote or to direct the vote: 0

(iii)  Sole power to dispose or to direct the disposition of: 481,864 (1)

(iv)   Shared power to dispose or to direct the disposition of: 0

(1)	Consists of (i) 191,441 shares of Class A Common Stock held of record by Brad S. Elliott, (ii) 277,308 shares of Class A Common Stock issuable to Brad S. Elliott upon the exercise of outstanding stock options exercisable within 60 days of December 31, 2016, (iii) 3,500 shares of Class A Common Stock held of record by Brad S. Elliott’s individual retirement account and (iv) 9,615 shares of Class A Common Stock held of record by Equity Holdings, LLC of which Brad S. Elliott is the managing member.
(2)	Based on 11,123,205 shares of Class A Common Stock issued and outstanding as of January 31, 2017, as reported in the Company’s prospectus filed pursuant to Rule 424(b)(3) with the SEC on February 3, 2017, plus 277,308 shares of Class A Common Stock issuable to Brad S. Elliott upon the exercise of stock options by Brad S. Elliott.

Page 3 of 5 Pages

CUSIP No. 29460X 109

SCHEDULE 13G/A

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications.

Not applicable.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2017

By:	/s/ Brad S. Elliott
Brad S. Elliott